Exhibit 99.1

Clearmind Medicine Announces First Participant Ever Dosed with its CMND-100 Treatment in Groundbreaking Clinical Trial for Alcohol Use Disorder

Vancouver, Canada, June 30, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced a historic milestone: the first participant has been dosed with CMND-100, its proprietary MEAI-based oral drug candidate, in its Phase I/IIa clinical trial for the treatment of Alcohol Use Disorder (AUD). This marks the first time a patient has received Clearmind’s innovative treatment in a clinical setting, a critical step toward the development of a potential new therapy for millions affected by AUD worldwide.

The dosing follows the Company’s announcement on June 5, 2025, of the enrollment of the first participant in the trial, which is being conducted at leading clinical sites, including Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine in the United States as well as Tel Aviv Sourasky Medical Center (Ichilov) and Hadassah-University Medical Center in Jerusalem. The Phase I/IIa trial is designed to evaluate the safety, tolerability, and pharmacokinetic profile of CMND-100, while also assessing its preliminary efficacy in reducing alcohol cravings and consumption in patients with AUD.

“Dosing the first participant with CMND-100 in our study marks a landmark achievement towards the development of a new solution and offering new hope for the massive, underserved community suffering from alcoholism,” said Dr. Adi Zuloff-Shani, Ph. D, CEO of Clearmind Medicine. “This exciting event marks the first time our proprietary neuroplastogen compound has been given to humans under controlled clinical trial settings, bringing us closer to potentially delivering a revolutionary treatment for the millions of individuals and families suffering from AUD.”

The Phase I/IIa clinical trial is a multinational, multicenter, single- and multiple-dose study that aims to establish the safety and optimal dosing of CMND-100. The trial will also explore early signals of efficacy, including reductions in alcohol consumption and cravings, which could pave the way for further development of this groundbreaking therapy.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses CMND-100 being a potential new therapy for millions affected by AUD worldwide and the Company potentially delivering a revolutionary treatment for the millions of individuals and families suffering from AUD. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.